1716 Corporate Landing Parkway
Virginia Beach, Virginia 23454
1-866-871-1040
www.libertytax.com

December 3, 2014

VIA EDGAR

Mr. Matthew Crispino
Staff Attorney
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Liberty Tax, Inc. Registration Statement on Form S-3, as Amended File No.: 333-199579

Dear Mr. Crispino:

Pursuant to Rule 461 of the Securities Act of 1933, as amended, Liberty Tax, Inc. (the “Company”) hereby requests acceleration of the effective date of the Registration Statement on Form S-3, as amended, File No. 333-199579 (the “Registration Statement”), to December 5, 2014, at 2:00 p.m., Eastern time, or as soon as practicable thereafter. Please notify our attorney, David W. Ghegan, Esq., by phone at (404) 885-3139 of the date and time that the Registration Statement has been declared effective.

In connection with the foregoing request for acceleration of the effective date of the Registration Statement, the Company hereby acknowledges that:

•
should the Commission or the staff, acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement;

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the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and

United States Securities and Exchange Commission
December 3, 2014

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the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

Liberty Tax, Inc.

By: /s/ James J. Wheaton
James J. Wheaton
Vice President and General Counsel